

November 12, 2021

Eli Casdin
Chief Executive Officer and Director
CM Life Sciences III Inc.
c/o Corvex Management LP
667 Madison Avenue
New York, New York 10065

> **Re: CM Life Sciences III Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 29, 2021**
> **File No. 333-259054**

Dear Mr. Casdin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 22, 2021 letter.

Amendment to Form S-4 filed October 29, 2021

EQRx's Business, page 253

1. We note your response to prior comment 4 and your revised disclosure that "due to our focus on validated targets, we are anticipating higher success rates for our clinical candidates" and that "This results in a significantly higher probability of technical success, and while it does not eliminate all risk, we expect our probability of success will be improved versus the industry standard of one to two drug candidates out of ten. " Please revise your disclosure throughout this section to clarify, if true, that (x) the drug development process is inherently uncertain and cannot be fully de-risked, (y) your predictive screening approach has not been clinically validated and that your chosen drug

candidates may not function as anticipated in future clinical trials and (z) there is no guarantee that the clinical trials you may conduct in the future will provide you with positive or actionable data that will facilitate efficient clinical development. Please revise your disclosure to remove any implication that you are presently successful or are likely to be successful in securing marketing approval for any of your product candidates. Additionally, please revise the founders letter to state there is no guarantee that your success rate will be significantly improved.

The EQRx Business Opportunity, page 261

2.   We note your response to our prior comment 5 and reissue. Please disclose the size of the market for the products that are currently in clinical development and those that are in the preclinical or discovery phases.

Building a catalog of affordable medicines, page 272

3.   We note the disclosure that the global drug spend projections are based on industry publications and market research. Please disclose whether these projections are your projections or a third-party's, and please also disclose if you funded any of this research or commissioned any such reports. If you funded any of the research or commissioned any of the reports, please file the consent of the third party that prepared the information as an exhibit to the registration statement.

General

4.   We note your response to prior comment 6. Please balance the disclosure that you are focused on developing programs that have potential to be equivalent or superior to other therapies in their class with the fact that there is no guarantee that your products will be equivalent or superior.

   You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Christopher Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joel Rubinstein, Esq.